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                                    FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        REPORT OF FOREIGN PRIVATE ISSUER

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                         For the month of September 2003


                              HANARO TELECOM, INC.
                            (Name of the Registrant)

                   Kukje Electronics Center Bldg., 24th Floor
                          Seocho-dong 1445-3, Seocho-ku
                              Seoul, Korea 137-728
                    (Address of Principal Executive Offices)



         (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

                          Form 20-F [X] Form 40-F [ ]

         (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

                                 Yes [ ] No [X]


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         Hanaro Telecom, Inc. (the "Company") is furnishing under cover of Form
6-K, a fair and accurate English language translation of:

         Exhibit 99.1:     a corporate disclosure on the Company's
                           redemption of US$100 million Bonds with Warrants due 2007 by payment of the redemption amount of US$112,236,900 plus US$196,414.57 of interest for delayed redemption, filed with the Korea Securities Dealers Association Automated Quotation Market ("KOSDAQ") and the Financial Supervisory Commission on September 2, 2003; and

         Exhibit 99.2:     a corporate disclosure on the Company's
                           issuance of commercial papers in the aggregate amount of KRW 120 billion to SK Telecom, the proceeds of which were used to redeem the US$100 million Bonds with Warrants due 2007, filed with the KOSDAQ and the Financial Supervisory Commission on September 2, 2003.






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                                   SIGNATURES


                  Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                        HANARO TELECOM, INC.



Date: September 4, 2003                 By:     /s/ Kyu June Hwang
                                            -----------------------------------

                                              Name: Kyu June Hwang
                                              Title:   Managing Director



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                                  EXHIBIT INDEX



Exhibit No.         Description
-----------         -----------
99.1:               a corporate disclosure on the Company's redemption of US$100 million Bonds with Warrants due 2007 by payment of the
                    redemption amount of US$112,236,900 plus US$196,414.57 of
                    interest for delayed redemption, filed with the Korea
                    Securities Dealers Association Automated Quotation Market
                    ("KOSDAQ") and the Financial Supervisory Commission on
                    September 2, 2003.

99.2: a corporate disclosure on the Company's issuance of commercial papers in the aggregate amount of KRW 120 billion to SK Telecom, the proceeds of which were used to redeem the US$100 million Bonds with Warrants due 2007, filed with the KOSDAQ and the Financial Supervisory Commission on September
                    2, 2003.
